

Mail Stop 3720

October 28, 2009

Mr. James A. Luksch
Chief Executive Officer
Blonder Tongue Laboratories, Inc.
One Jake Brown Road
Old Bridge, New Jersey 08857

> **RE: Blonder Tongue Laboratories, Inc.**
> **Form 10-K for fiscal year ended December 31, 2008**
> **Filed March 30, 2009**
> **File No. 001-14120**

We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please comply with our comments in future filings. Confirm in writing that you will do so and also explain to us how you intend to comply. Please do so within the time frame set forth below. Please understand that after our review of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for fiscal year ended December 31, 2008

General

1. We note your disclosure related to numerous licensing agreements disclosed on page three, the purchase agreement entered into with Buffalo City Center Leasing LLC, and the manufacturing agreement entered into with a contract manufacturer in the People's Republic of China. Please tell us in your response letter why you do not consider any of these agreements material contracts required to be filed as exhibits to your Form 10-K.

Forward-Looking Statements, page 2

2.   Please note that because your common stock is considered a penny stock the safe harbor
        provided by the Private Securities Litigation Reform Act of 1995 is unavailable to you.
        In future filings, please remove references to the safe harbor.

Item 1. Business, page 2

Customers, page 10

3.   We note your disclosure on page 10, discussing five major customers who accounted for
        approximately 59% of your revenues during 2008 and 58% of your revenues in 2007.
        We also note your disclosure identifying two of the customers, Toner Cable Equipment
        and Advanced Media Technologies. Please tell us whether you have binding contracts or
        agreements with these customers. If so, in future filings, you should file the material
        contract(s) with these customers as exhibits or explain to us why you determined you
        were not required to file them pursuant to Item 601(b)(10) of Regulation S-K. In addition
        in future filings, if still a material customer, please identify the customer which accounted
        for 24% of the Company's trade accounts receivable as of December 31, 2008. We note
        your disclosure in Note 8 to the Consolidated Financial Statements.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
        Operations, page 21

Results of Operations, page 23

4.   In future filings, you should consider providing more analysis as to reasons behind your
        period-to-period changes in your "results of operations" section. More detail should be
        provided as to why line items have changed and whether any changes have prospective
        implications. In addressing prospective financial condition and operating performance,
        there are circumstances, particularly regarding known material trends and uncertainties,
        where forward-looking information is required to be disclosed.

Liquidity and Capital Resources, page 24

5.   We note that you indicate that your liquidity sources and existing cash will be sufficient
        to satisfy your foreseeable working capital needs. In future filings, please discuss, in
        more specific terms, whether your existing cash and cash equivalents and sources of
        liquidity will be sufficient to fund your operations, anticipated capital expenditures and
        debt repayment obligations for the next twelve months. In addition, provide a discussion
        regarding the company's ability to meet its long-term liquidity needs. Note that we
        consider "long-term" to be the period in excess of the next twelve months.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Gopal Dharia, Staff Accountant, at (202) 551-3353 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. You may contact Reid Hooper, Staff Attorney, at (202) 551-3359, or me, at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director